Exhibit 99(a)(18)

THE SUPERIOR COURT OF FULTON COUNTY
STATE OF GEORGIA

VICTORIA SHAEV, on behalf of herself and all others similarly situated,	Civil Action No. 2011CV203036 CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

Plaintiff,

vs.

EMS TECHNOLOGIES, INC., HONEYWELL INTERNATIONAL INC., EGRET ACQUISITION CORP., JOHN B. MOWELL, JOHN R. BOLTON, HERMANN BUERGER, JOSEPH D. BURNS, JOHN R. KREICK, NEILSON A. MACKAY, THOMAS W. O’CONNELL, BRADFORD W. PARKINSON, GARY B. SHELL, NORMAN E. THAGARD, and JOHN L. WOODWARD, JR.,

Defendants.

COMPLAINT

          Plaintiff Victoria Shaev (“Plaintiff”), individually and on behalf of all others similarly situated, by her attorneys, alleges:

NATURE OF THE ACTION

          1. Plaintiff purchased or acquired shares of common stock of EMS Technologies, Inc. (“EMS” or the “Company”) prior to the events giving rise to the allegations herein, and continues to hold such shares.

          2. Plaintiff brings this direct action individually and as a class action on behalf of the public shareholders of EMS against the Company and certain members of its Board of Directors (the “Individual Defendants”), seeking equitable relief relating to the Individual Defendants’

efforts to sell EMS via an unfair process and at a grossly inadequate and unfair price (the “Proposed Transaction”) to Honeywell International Inc. (“Honeywell”).

          3. Plaintiff is stating a direct claim for injury to Plaintiff and the Class separate and distinct from any claims the Company may have against any of the defendants.

          4. On June 13, 2011, EMS announced that it had entered into a definitive agreement to be acquired by Honeywell in a transaction valued at approximately $491 million, net of cash acquired (the “Merger Agreement”). EMS entered into the Merger Agreement without having engaged in a fulsome process designed to maximize shareholder value. Instead, EMS top executives will receive lucrative “golden parachutes” at the expense of EMS shareholders. Furthermore, the Proposed Transaction contains preclusive deal protection devices and a favorable Top-Up Option designed to ensure no other bidder could come forth with a higher offer for shareholders.

          5. On June 27, 2011, Honeywell commenced its previously announced cash tender offer for all the outstanding common stock of EMS at $33 per share (the “Offer Price”), pursuant to an omissive 14D-9 Recommendation Statement (“14D-9” or “Recommendation Statement”) filed with the SEC on June 27, 2011. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares.

          6. The Individual Defendants prematurely entered into the Merger Agreement with Honeywell without fulfilling their most basic obligation to conduct a full and fair sale process to ensure that EMS stockholders receive the highest value reasonably available for their shares of

EMS stock. By their actions, the Individual Defendants have deprived EMS stockholders of a fair process for the sale of their shares and the best possible value for those shares.

          7. Plaintiff alleges that she and other public shareholders of EMS common stock are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated. The Proposed Transaction does not provide for adequate value for EMS shareholders, is the result of an unfair process, and was designed to bypass the input of the public shareholders. The decision of the Individual Defendants to issue a materially misleading and/or incomplete Recommendation Statement and to pursue the Proposed Transaction constitutes a breach of their fiduciary duties to Plaintiff and other EMS shareholders.

JURISDICTION AND VENUE

          8. Jurisdiction is proper in this Court. EMS is based and incorporated in Georgia and many of the acts complained of herein occurred in this state. The amount in controversy is in excess of the jurisdictional minimum of this Court. This action is not removable under the Securities Litigation Uniform Standard Act (“SLUSA”), 15 U.S.C. § 78bb(f), because this action is based upon the statutory or common law of the State of Georgia, in which EMS is incorporated, and seeks injunctive relief. Additionally, this action involves: (1) a communication with respect to the sale of EMS common stock; (2) that was made by and on behalf of EMS to its shareholders; and (3) concerns decisions of EMS shareholders with respect to acting in response to a tender offer. Venue is proper, as EMS’ registered agent is located in this County.

PARTIES

          9. Plaintiff Victoria Shaev (“Plaintiff”) is the owner of EMS common stock and has continuously owned EMS common stock during the relevant time period. Plaintiff brings this action directly and on behalf of a class consisting of current shareholders of EMS.

          10. Defendant EMS is a corporation organized and existing under the laws of the State of Georgia, which maintains its principal executive offices at 660 Engineering Drive, Norcross, Georgia 30092, and its registered agent according to filings with the Georgia Secretary of State is located in Fulton County. EMS’ common stock is traded on NASDAQ under the trading symbol “ELMG.”

          11. Defendant Honeywell is a diversified international technology and manufacturing corporation, organized and existing under the laws of the State of Delaware, and maintaining its principal executive offices at 101 Columbia Road, Morristown, New Jersey 07962. Honeywell’s common stock is traded on The New York Stock Exchange under the trading symbol “HON.”

          12. Defendant Egret Acquisition Corp. (“Egret”) is a wholly-owned subsidiary of Honeywell, created to effectuate the Proposed Transaction. Egret is incorporated under the laws of the State of Georgia.

          13. Defendant John B. Mowell (“Mowell”), Chairman of the Board, has been a Director of EMS since 1984.

          14. Defendant John R. Bolton (“Bolton”) has been a member of EMS’ Board of Directors since 2009. Defendant Bolton and long-time Honeywell Board member Gordon Bethune are both Gerson Lehman Group consultants.

          15. Defendant Hermann Buerger (“Buerger”) has been a member of EMS’ Board of Directors since 2004.

          16. Defendant Joseph D. Burns (“Burns”) was appointed to EMS’ Board of Directors in May 2010.

          17. Defendant John R. Kreick (“Kreick”) has been a member of EMS’ Board of Directors since 2003.

          18. Defendant Neilson A. Mackay (“Mackay”) joined EMS in 1993 following the Company’s acquisition of Ottawa-based CAL Corporation. He has been President and Chief Executive Officer of EMS since November 2009, and was previously Executive Vice President and Chief Operating Officer of EMS.

          19. Defendant Thomas W. O’Connell (“O’Connell”) has been a member of EMS’ Board of Directors since 2007.

          20. Defendant Bradford W. Parkinson (“Parkinson”) has been a member of EMS’ Board of Directors since May 2006.

          21. Defendant Gary B. Shell (“Shell”) joined EMS in 1983 as a financial analyst, overseeing internal financial reporting and analysis. He has served as Senior Vice President, Chief Financial Officer and Treasurer of EMS since May 2008, and was previously Vice President, Finance and Chief Accounting Officer since May 2005.

          22. Defendant Norman E. Thagard (“Thagard”) has been a member of EMS’ Board of Directors since 1998.

          23. Defendant John L. Woodward, Jr. (“Woodward”) has been a member of EMS’ Board of Directors since 2003.

          24. Defendants Mowell, Bolton, Buerger, Burns, Kreick, O’Connell, Parkinson, Thagard, and Woodward, as directors of EMS (collectively, the “Individual Defendants”), by reason of their corporate directorships and/or executive positions, stand in a fiduciary position relative to the Company’s shareholders, which fiduciary relationship, at all times relevant hereto, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

          25. Each Individual Defendant owed and owes EMS and its public shareholders fiduciary duties and was and is required to, at least: further the best interests of EMS and its public shareholders; undertake an adequate evaluation of the Company’s worth as to potential merger/acquisition candidates; maximize the financial recovery for EMS shareholders; refrain from abusing their positions of control; refrain from favoring their own interests at the expense of EMS and its shareholders; consent only to transactions that are in the financial interest of EMS shareholders; and act in good faith in carrying out their obligations to shareholders with due care and information.

          26. The agreement to sell EMS to Honeywell denies the Company’s public stockholders of any enhanced premium that a true auction of the Company and/or further negotiations with other potential suitors, including suitors for portions of the Company’s operations and assets, could provide.

CLASS ACTION ALLEGATIONS

          27. Plaintiff brings this action on her own behalf and as a class action, pursuant to §O.C.G.A. 9-11-23, on behalf of all EMS shareholders (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

          28. This action is properly maintainable as a class action because the Class is so numerous that joinder of all Class members is impracticable and there are questions of law and fact which are common to the Class including whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class, and whether Plaintiff and the other members of the Class will be damaged irreparably by defendants’ wrongdoing.

          29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff will fairly and adequately represent the Class.

          30. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

          31. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

          32. EMS designs, manufactures and sells wireless communication products to the aerospace, defense and trucking industries. EMS is organized into four business operating segments, Aviation, Defense & Space, LXE and Global Tracking, all of which are focused on a different application of wireless technology.

          33. The Company’s Aviation segment includes SATCOM’s aeronautical business, and the Sky Connect and Formation businesses, which were acquired in August 2008 and January 2009, respectively. Aviation designs and develops satellite-based communications solutions through a broad array of terminals and antennas for the aeronautical market. The segment also builds in-cabin connection devices and computers to process data on board aircraft, including rugged data storage, airborne connectivity, air-to-ground connectivity, and data recording and replay equipment.

          34. The Company’s Defense & Space segment supplies highly-engineered subsystems for defense electronics and sophisticated satellite applications - from military communications, radar, surveillance and countermeasures to commercial high-definition television, satellite radio, and live TV for innovative airlines.

          35. The Company’s Global Tracking segment includes the asset tracking and emergency management operations of the Company’s SATCOM business, and the Satamatics business which was acquired in February 2009. Global Tracking provides the capability to track, monitor and control remote assets, regardless of whether they are fixed, semi-fixed or mobile. Its equipment is used to safeguard and monitor cargo, personnel and fleet assets in some of the harshest environments of the world.

          36. The Company’s LXE segment is a leading provider of rugged terminals and wireless data networks used for logistics applications such as distribution centers, warehouses and container ports. LXE’s automatic identification and data capture products serve mobile information users at over 7,500 sites worldwide. Recently the LXE and Global Tracking segments were combined as the Global Resource Management division.

The Grossly Inadequate Consideration

          37. The consideration to be paid to Plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of EMS is materially in excess of the amount offered in the Proposed Transaction.

          38. On May 12, 2011, the Company issued a press release reporting record operating income for its first quarter 2011. Combined first quarter revenues for the LXE and Global Tracking segments totaled $46.1 million, exceeding the previous year’s total of $40.5 million.

          39. In the release, Defendant MacKay stated, “the strategic plans and market focus put in place by the EMS Board and management team over a year ago have enabled us to achieve record-setting first-quarter profits, following up on our strong results in 2010. We are pleased with the results for the first quarter, and we continue to expect that our earnings will be weighted toward the second half of the year due to new product rollouts and typical seasonality.” The Company reiterated its 2011 fiscal year guidance of $385-$405 million in consolidated revenues.

          40. Also on May 12, 2011, a Raymond James analyst covering the Company issued an “outperform” rating. The very next day an analyst with Noble Financial issued a “buy” rating on the Company.

          41. EMS’ most highly touted new products are the Aspire In-flight Connectivity System, which enables passengers and crew to make calls and check emails on a smartphone platform, and the Osprey Portable tracker, a wearable device offering two-way tracking for individuals and fleets in remote or dangerous locations.

          42. Along with the Osprey, EMS intends to offer a service that includes monitoring and response for people carrying the Osprey hardware who might need assistance not otherwise available. Several governments are now requiring that employees and their families have additional security protection in certain hostile or remote locations. The Osprey service is intended to capture a market of tens of thousands of individuals whose jobs take them to remote places.

          43. According to a Bloomberg news article, the Proposed Transaction may add as much as 5 cents per share to Honeywell’s 2012 profit.

          44. According to the Motley Fool, “last year, Honeywell made $24.4 billion — almost 73% of its total revenues — from its automation and aerospace segments. With the EMS acquisition, Honeywell is aiming to somewhat bolster these niches. EMS last year generated $355.2 million in revenues and earned $14.1 million. That may not seem like much, but EMS brings a wider target market to the satcom-technology table, and its diverse product offerings may help Honeywell come up with the next breakthrough in this area — something the company has been searching for.”

          45. Honeywell is buying the Company just as it is poised to take off from the fruits of its technological innovations.

The Company is Beholden to Honeywell

          46. The Individual Defendants unfairly favored Honeywell, with which the Company does significant business.

          47. The Company’s Aviation segment has various commercial agreements with Honeywell to provide products and services on corporate aircraft as well as commercial airlines. Among other matters, this segment provides Honeywell with products and services related to aeronautical antennas (mechanically and electronically-steered antennas connected to an aircraft’s antenna systems for live television from broadcast satellites) as well as avionics data networking products (routers and switches to manage Internet, entertainment and operational data aboard aircraft).

          48. EMS’ Aviation segment revenue in FY2009 was $123.9 million of which 11.5% came from Honeywell.

          49. EMS recognized revenue of approximately $14.3 million from sales to Honeywell in FY2009 (or 4% of all revenues) and approximately $18.8 million in FY2010.

          50. The inherent unfairness of the Proposed Transaction is compounded by the disparity between the knowledge and information possessed by Honeywell as one of the

Company’s largest and most important customers, and that possessed by EMS’ public shareholders.

          51. Honeywell has information about EMS not available to the public at large and exerts sufficient control, by virtue of its customer relationship, to dictate terms in the Merger Agreement favorable to itself at the expense of EMS shareholders.

          52. The Company clearly favored Honeywell over any other potential suitor or alternative for maximizing shareholder value. The Company’s financial advisor, Merrill Lynch, Pierce Fenner & Smith, Incorporated (“BofA Merrill Lynch”) specifically stated in its fairness opinion attached to the 14D-9 that its, “opinion does not address any other aspect of the Transaction and no opinion or view was expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to EMS or in which EMS might engage.”

MMI Threatens Board’s Authority

          53. On September 27, 2010, Defendant Mowell received a letter from MMI Investments, L.P. (“MMI”), one of the Company’s largest shareholders with over 1 million shares or 7.1% of the Company, urging the Board to form a special committee of independent directors to pursue strategic alternatives, including a potential sale of the Company in whole or in parts.

          54. On October 7, 2010, and October 15, 2010, the Board’s governance committee met to discuss the letter received from MMI.

          55. On November 17, 2010, Defendants Howell, Bolton, Mackay and Shell met with MMI and discussed MMI’s perspectives on enhancing shareholder value. MMI again publicly expressed its view that EMS and/or one or more of its business units should be sold.

          56. On February 1, 2011, MMI delivered a letter to Defendants indicating its intention to nominate four director candidates for election to the Board at the Company’s 2011 annual meeting of shareholders (“2011 Annual Meeting”).

          57. Following an April 11, 2011 Board meeting, Defendants sought to mollify MMI with a proposal to add one MMI nominee to the Board but were unable to reach a settlement on terms acceptable to the parties.

          58. On April 19, 2011, Defendants issued a press release stating that the Board postponed the 2011 Annual Meeting from May 12, 2011 until June 30, 2011, so that it could initiate a formal process to explore strategic alternatives.

          59. On May 2, 2011, MMI delivered to the Board, and made publicly available, a letter that questioned the Board’s decision to postpone the 2011 Annual Meeting and suggested that certain procedures should be implemented in connection with the strategic review process. MMI questioned whether the postponement of the Annual Meeting was “simply a tactic intended to entrench the Board.”

The Merger Agreement

          60. On Monday, June 13, 2011, EMS issued a press release announcing it had entered into the Merger Agreement pursuant to which Honeywell would acquire EMS in an all-cash transaction valued at approximately $491 million, net of cash acquired.

          61. Under the terms of the Merger Agreement, Egret launched a Tender Offer on June 27, 2011, (the “Tender Offer”), to acquire all of EMS’ approximately 15.24 million outstanding shares of common stock for $33 per share. Pursuant to the Merger Agreement, following the consummation of the Tender Offer, Egret will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Honeywell.

          62. The Tender Offer is conditioned upon the number of shares validly tendered representing at least a majority of the total number of shares outstanding on a fully diluted basis. Following consummation of the Tender Offer, and if necessary, the “Top-Up” Option described below, Honeywell will complete a “short-form” merger with EMS.

Preclusive Deal Protection Devices

          63. To the detriment of EMS’ shareholders, the Merger Agreement’s terms substantially favor Honeywell and are calculated to unreasonably dissuade potential suitors from making competing offers.

          64. For example, the Individual Defendants agreed to a “No-Solicitation” provision in Section 7.2 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if they believe that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of EMS’ shareholders. Section 7.2(a) of the Merger Agreement states:

The Company agrees that, except as permitted by this Section 7.2, neither it nor any of its Subsidiaries shall, or shall authorize or permit any of its and its Subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives . . . to, and the Company shall use reasonable efforts to cause such Representatives not to, directly or indirectly:

(i) initiate or solicit or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information or waiving any standstill provision) any inquiries or the making of any proposal or offer or other efforts that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; or

(ii) engage in or participate in any discussions or negotiations regarding, or provide any non-public information to any Person relating to or otherwise knowingly assist any Person with respect to, any Acquisition Proposal, except to state that they are not permitted to have discussions or to disclose or refer to the restrictions contained in this Section 7.2.

(Emphasis added).

          65. Section 7.2(a) of the Merger Agreement also states that EMS must notify Honeywell of any requests for information or acquisition proposals, and the terms and conditions of such requests for information or acquisition proposals. Furthermore, EMS must keep Honeywell informed about the status and details of such proposals. Section 7.2(a) of the Merger Agreement states:

Notwithstanding anything in this Agreement to the contrary, prior to the Acceptance Time, the Company or the Company Board of Directors may (A) provide non-public information with respect to the Company and its Subsidiaries in response to an unsolicited bona fide Acquisition Proposal if (w) the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party in the aggregate than those contained in the Confidentiality Agreement, (x) the Company provides Parent at least 48 hours prior written notice (which notice shall contain the identity of such Person, a copy of the Acquisition Proposal (or, if not in writing, a description of the material terms and conditions of the Acquisition Proposal) and all other material related documents and a statement that the Company intends to furnish information to such Person) (such notice, the “Acquisition Proposal Notice”), (y) immediately discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously provided to Parent and (z) the Company does not disclose any commercially sensitive non-public information except in a manner consistent with the Company’s past practice in dealing with the disclosure of such information in the context of evaluating Acquisition Proposals prior to the date of this Agreement, (B) engage, facilitate and participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal, or waived any standstill provision for the sole purpose of allowing such party to make a confidential Acquisition Proposal to the Company Board of Directors, provided that the Company provides the Parent an Acquisition Proposal Notice at least 48 hours before hand, which notice specifies that the Company is intending to engage in discussions or negotiations

(Emphasis added).

          66. Furthermore, Section 7.2(b) of the Merger Agreement gives Honeywell a “match right” with respect to any “Superior Proposal” that is made to the Company. Section 7.2(b) of the Merger Agreement states, in pertinent part:

Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board of Directors may (A) withhold, withdraw, qualify or modify the Company Recommendation with respect to a Superior Proposal, (B) approve, recommend or otherwise declare advisable any Alternative Transaction with respect to a Superior Proposal, or (C) cause the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, if in each case of (A) through (C), the Company Board of Directors determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (a “Change of Recommendation”); provided, however, that the Company shall not effect any Change of Recommendation or terminate this Agreement pursuant to Section 9.1(c)(1) unless and until after at least two (2) Business Days (the “Notice Period”) following Parent’s receipt of notice from the Company advising that the Company Board of Directors has received a Superior Proposal or an Acquisition Proposal that may lead to a Superior Proposal (the “Determination Notice”), the Company shall have given Parent the opportunity to meet with the Company’s Representatives during the Notice Period, the Company’s Representatives shall have negotiated in good faith with Parent during the Notice Period and the Parent does not make a proposal during the Notice Period that would, in the good faith judgment of the Company Board of Directors (after consultation with its outside legal counsel and financial advisor), permit the Company Board of Directors to maintain the Company Recommendation and not make a Change of Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as applicable, and the Company has not breached Section 7.2 in any material respect or breached Section 7.2(b).

(Emphasis added).

          67. Section 9.3 of the Merger Agreement contains a $19.6 million “Termination Fee.” This Termination Fee is payable to Honeywell if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties by pursuing a superior proposal from an alternate bidder. The effect of such a provision requires the alternate bidder to agree to pay a naked premium for the right to provide EMS shareholders with a superior offer.

The Top-Up Option

          68. The terms of the Proposed Transaction are unfair to the Class. In particular, the Company has granted Honeywell an irrevocable Top-Up Option that is grossly unfair to the shareholders and renders the Proposed Transaction coercive. In the event that Honeywell fails to acquire the requisite 90% of the outstanding shares of EMS in the Tender Offer, but receives at least a majority of all then-outstanding shares on a fully diluted basis, EMS’ Board has granted to Honeywell an option allowing Honeywell to purchase an amount of newly-issued shares of EMS at the Offer Price which, when added to the shares already owned by Honeywell after consummation of the Tender Offer, constitutes over 90% of the total number of shares outstanding on a fully diluted basis. The Top-Up Option would enable Honeywell to circumvent the requirement of approval of the transaction by a majority of the outstanding shares and therefore deprive shareholders of substantial corporate governance rights.

          69. Under the terms of the Merger Agreement, the number of shares available for use in the Top-Up Option is limited only by the number of authorized and treasury shares the Company holds just prior to exercise of the Top-Up Option:

The Top-Up Option shall not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares as of immediately prior to the issuance of the Top-Up Shares (treating the Shares held in the treasury of the Company as unissued and giving effect to Shares reserved for issuance under all outstanding stock options, restricted stock and any other rights to acquire the Shares as if such Shares were outstanding) or (ii) any other provision of applicable Law or judgment, injunction order or decree shall prohibit the exercise of the Top-Up Option or delivery of the Top-Up Shares.

          70. Moreover, the Top-Up Option, once initiated, is intended to proceed with all haste, evidently to prevent any interference with its consummation:

The Company shall, promptly after receipt of the Top-Up Exercise Notice (and in any event within 24 hours), deliver a written notice to the Merger Sub confirming the number of Top-Up Shares and the aggregate purchase price therefor (the “Top-Up Exercise Notice”). Merger Sub and the Company shall use their reasonable best efforts to cause the Top-Up Closing to occur on the same day as the Top-Up Exercise Notice is received by the Company, and if not so consummated on such day, as promptly thereafter as possible.

          71. If the Top-Up Option is exercised, the Board will be using a corporate apparatus to deprive EMS shareholders of any protection they would have in a long-form merger. Further, EMS will avoid its obligation to convene a shareholders meeting after the Tender Offer closes and have the shareholders approve the merger with Honeywell. In effect, the shareholders are coerced into the Proposed Transaction.

Golden Parachutes

          72. Certain EMS “named executive officers” will receive Golden Parachute compensation pursuant to consummation of the Proposed Transaction. While none of them have employment agreements with EMS, according to Item 8 of the 14D-9, they will nevertheless be handsomely rewarded including stock options, bonuses, cash payments, continuation of health and life insurance benefits, and other perquisites.

          73. As a result of the Golden Parachute provisions under the 14D-9, Defendant Mackay will receive approximately $3,968,406 in cash and equity; Defendant Shell about $1,954,438; the VP/General Manager for Global Resource $1,295,594; the VP/General Counsel, $1,431,102. Another VP/General Manager will receive $702,859 in equity only while even the former VP of the Aviation segment is to receive $144,444 in cash.

The Materially Misleading and/or Incomplete Recommendation Statement

          74. On June 27, 2011, the Company filed a Schedule 14D-9 Recommendation Statement with the SEC in connection with the Merger Agreement.

          75. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to vote in favor of the Proposed Transaction.

          76. The Recommendation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction. Specifically, the Recommendation Statement states that BofA Merrill Lynch was retained as the Company’s financial advisor in the Proposed Transaction but fails to inform the shareholders of: (i) the criteria used for selecting BofA Merrill Lynch, (ii) the amount of fees EMS has agreed to pay BofA Merrill Lynch for these services that is contingent on the closing of the Proposed Transaction, and (iii) the amount of fees BofA Merrill Lynch expects to earn this year from services it is performing for Honeywell. It is material for shareholders to be informed as to why the Board selected BofA Merrill Lynch as well as any other financial and economic interests BofA Merrill Lynch or its clients have in the Proposed Transaction or in the parties involved that could be perceived as creating or actually create a conflict of interest.

          77. The Recommendation Statement also fails to include a fair summary of the compensation granted to the Individual Defendants and certain EMS executives upon closing of the Proposed Transaction.

          78. Further, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by BofA Merrill Lynch, so that shareholders can properly assess the credibility of the various analyses performed by BofA Merrill Lynch and relied upon by the Board in recommending the Merger Agreement. Most significantly, among the material omissions:

                    (a) the Fairness Opinion provided by BofA Merrill Lynch is virtually devoid of relevant data as it does not contain sufficient information regarding the computation of the Discounted Cash Flow Analysis. For example, shareholders do not know what tax rates or management’s profit estimates were used thus making them incapable of independently determining whether the Company was properly valued. The Company enjoys a competitive tax advantage position due to its significant Canadian business operations. Use of different tax rates will result in different cash flow amounts. It is important for shareholders to know whether the lower marginal rate was used in BofA Merrill Lynch’s financial analyses. Similarly, management’s profit estimates would help shareholders evaluate the strength of the Company going forward;

                    (b) the Recommendation Statement fails to disclose the current and projected growth rates of the Company’s business segments as historically maintained and reported, which were known to the Individual Defendants and which would inform the public shareholders of the growth opportunity for the Company’s business operations in the four historically reported segments described above. Instead, BofA Merrill Lynch treated the Company as if it consisted of only two segments, GRM and Aero-Connectivity, and did not disclose how or why it restructured the data into those segments;

                    (c) the Recommendation Statement fails to adequately inform shareholders about the patent life or technology lifecycle stages of the core lines of the Company’s business. The technology lifecycle is important to investors because it describes the time and cost of developing technology, the timeline in recovering such costs and in making a profit. Shareholders were not given sufficient information regarding products in development and their potentials;

                    (d) the Recommendation Statement fails to disclose the post-Merger use of the Company’s $71.5 million cash reserve reported in its latest 10-Q filed on May 12, 2011 or exactly how much cash EMS has on hand and which Honeywell is acquiring. Honeywell is in effect using the shareholders’ own cash to fund the Proposed Transaction;

                    (e) the Recommendation Statement fails to disclose whether the Board considered a dividend distribution to its shareholders in connection with the Proposed Transaction;

                    (f) the Recommendation Statement fails to provide a clear statement as to how BofA Merrill Lynch treated the cash on hand;

                    (g) the Recommendation Statement fails to disclose whether BofA Merrill Lynch accounted for any control premium in its comparable transaction analysis. Shareholders do not know if a control premium was properly added to the transactions involving publicly traded companies;

                    (h) the Recommendation Statement fails to disclose why BofA Merrill Lynch used transactions announced as far back as 2006 in its selected GRM transaction analysis;

                    (i) the Recommendation Statement fails to describe any analysis performed of any strategic alternatives or any valuation of the four business segments as separate businesses; and

                    (j) the Recommendation Statement fails to describe the process and criteria BofA Merrill Lynch utilized to identify potential partners. In particular, the Recommendation Statement fails to inform the shareholders regarding the criteria implemented by BofA Merrill Lynch in assembling the list of ten prospective buyers (identified as Companies A through J in the Recommendation Statement) that contacted or were contacted from the summer of 2010 through spring of 2011 to discuss interest in acquiring EMS. This is particularly important considering the Board determined that a broader, more formal auction process would not yield a better result for the Company’s shareholders than a process that included only a limited group of prospective acquirers. The Recommendation Statement should therefore disclose additional language regarding the criteria used to select these ten buyers, including the strategic fit of each buyer with the Company, as well as the reasons the Board and/or BofA Merrill Lynch believed that these buyers were the most likely ones to reach a deal with the Company that would maximize shareholder value. Furthermore, the Registration Statement’s description of the process masks the fact that no auction actually took place and that in effect negotiations only took place with Honeywell. Additionally, BofA Merrill Lynch and the Board failed to consider strategic alternatives and, without sufficient explanation, turned away one bidder (Party D) who expressed an interest in acquiring one of the Company’s businesses.

          79. These types of selective omissions of information that do not support the Tender Offer price are misleading, preclusive and indicative of a Recommendation Statement drafted to achieve a desired outcome in favor of the Tender Offer rather than to provide shareholders with a fair and accurate description of the financial advisor’s work.

          80. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that EMS shareholders will continue to suffer absent judicial intervention.

          81. The inherent unfairness of the Proposed Transaction is compounded by the disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of EMS, and that possessed by EMS’ public shareholders.

          82. Defendants’ failure to immediately reject the facially inadequate offer evidences their disregard for ensuring that shareholders receive adequate value for their stock. By failing to reject the offer outright, Defendants are artificially depressing the value of EMS’ stock, thereby depriving Plaintiff and the Class of the right to receive the maximum value for their shares.

          83. Defendants owe fundamental fiduciary obligations to EMS’ stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the

Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to reject offers that are clearly not in the interest of shareholders. Further, the directors of EMS must adequately ensure that no conflict of interest exists between the Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders.

          84. Because the Individual Defendants dominate and control the business and corporate affairs of EMS and because they are in possession of private corporate information concerning EMS’ assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of EMS.

          85. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock and to compel Defendants to carry out their fiduciary duties to maximize shareholder value.

          86. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

          87. Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and/or aid and abet and participate in such breaches of duty, all to the irreparable harm of Plaintiff and other members of the Class.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTIES
(Against the Individual Defendants)

          88. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

          89. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of EMS’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance EMS’ value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of EMS’ public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of EMS; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

          90. The Individual Defendants have breached their fiduciary duties to Plaintiff and the Class.

          91. As alleged herein, Defendants have initiated a process to sell EMS that undervalues the Company and vests them with benefits that are not shared equally by EMS’ public shareholders. In addition, by agreeing to the Proposed Transaction, Defendants have capped the price of EMS at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of EMS value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction.

          92. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

          93. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY OF DISCLOSURE
(Against the Individual Defendants)

          94. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

          95. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

          96. The Recommendation Statement fails to disclose material financial information, including financial and other information necessary to prevent the statements contained therein from being misleading.

          97. The misleading omissions and disclosures by the Individual Defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of the Individual Defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision on whether to vote in favor of the Proposed Transaction, and thus are damaged thereby.

          98. Plaintiff and the members of the class have no adequate remedy at law.

THIRD CAUSE OF ACTION

AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES
(Against EMS, Honeywell and Egret)

          99. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

          100. Defendants EMS, Honeywell, and Egret knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, EMS provided, and Honeywell obtained, sensitive non-public information concerning EMS’ operations and thus had unfair advantages that enabled Honeywell to acquire the Company at an unfair and inadequate price.

          101. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their EMS shares.

          102. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

                    WHEREFORE, Plaintiff prays for judgment, as follows:

                    A. Declaring this action to be a proper class action and certifying Plaintiff as class representative and Plaintiff’s counsel as class counsel;

                    B. Preliminarily and permanently enjoining defendants from effectuating the Proposed Transaction;

                    C. Declaring the Proposed Transaction void and ordering rescission if those transactions are consummated;

                    D. Requiring disgorgement and imposing a constructive trust on all property and profits Defendants receive as a result of their wrongful conduct;

                    E. Awarding damages, including rescissory damages, in favor of Plaintiff and the Class against all Defendants, jointly and severally, together with interest thereon;

                    F. Awarding reasonable fees, together with expenses, to Plaintiff’s counsel; and

                    G. Granting such other and further relief as the Court deems just and proper.

Dated: July 8, 2011		Respectfully submitted,

CHITWOOD HARLEY HARNES LLP

By:

Martin D. Chitwood, Ga. Bar No. 124950
James M. Wilson, Jr., Ga. Bar No. 768445
Christi A. Cannon, Ga. Bar No. 107869
Molly A. Havig, Ga. Bar No. 432147
1230 Peachtree Street, NE
2300 Promenade II
Atlanta, Georgia 30309
Tel: (404) 873-3900
Fax: (404) 876-4476

Gregory E. Keller
CHITWOOD HARLEY HARNES LLP
185 Great Neck Road, Suite 340
Great Neck, New York 11021
Tel: (516) 773-6090

Marc I Gross
Gustavo F. Bruckner
Marie L. Oliver
POMERANTZ HAUDEK GROSSMAN & GROSS LLP
100 Park Avenue, 26th Floor
New York, NY 10017
Tel: (212) 661-1100
Fax: (212) 661-8665

Attorneys for Plaintiff